Exhibit No. 11
ARMSTRONG WORLD INDUSTRIES, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
(AMOUNTS IN MILLIONS EXCEPT FOR PER-SHARE DATA)

	Year Ended December 31,
	2009	2008	2007
Basic earnings per share
Net earnings	$77.7	$81.0	$145.3
Net earnings allocated to non-vested share awards	(0.4)	(0.6)	(1.6)

Net earnings attributable to common shares	$77.3	$80.4	$143.7

Basic weighted average number of common shares outstanding	56.8	56.4	56.1

Basic earnings per share	$1.36	$1.42	$2.56

Diluted earnings per share
Net earnings	$77.7	$81.0	$145.3
Net earnings allocated to non-vested share awards	(0.4)	(0.6)	(1.6)

Net earnings attributable to common shares	$77.3	$80.4	$143.7

Basic weighted average number of common shares outstanding	56.8	56.4	56.1
Weighted average number of common shares issuable under stock option or unvested stock grants	0.2	—	—

Diluted weighted average number of common shares outstanding	57.0	56.4	56.1

Diluted earnings per share	$1.36	$1.42	$2.56